EXHIBIT 99.1

NEW FOUND APPOINTS PAUL HUET AS INDEPENDENT CHAIRMAN

AND WELCOMES NEW BOARD MEMBERS

– ANNOUNCES RESULTS OF MEETING OF SHAREHOLDERS –

Vancouver, BC, December 18, 2024 – New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to welcome Paul Huet, William Hayden, and Melissa Render to its board of directors (the “Board”). Following the Annual General Meeting of the shareholders of New Found held in Vancouver, BC, on December 17, 2024 (the “Meeting”), as part of a planned transition, Paul Huet was appointed Chair of the Board, and Melissa Render as President of the Company. The Board now comprises Paul Huet, Collin Kettell, Vijay Mehta, William Hayden, and Melissa Render.

Collin Kettell, Chief Executive Officer of New Found, stated: “On behalf of the Board of Directors and management, I would like to welcome Paul Huet as Independent Chairman of the Board. Paul has a proven track record as a mining executive, having successfully delivered considerable shareholder value in his previous roles at both Karora and Klondex, which were acquired for $1.3-billion and $700-million, respectively. Paul brings a wealth of knowledge and experience to New Found at a critical time as the Company continues to advance and unlock the value of the Queensway Project. I look forward to working closely with Paul moving forward. I would also like to welcome Bill Hayden and Melissa Render to the Board and, at the same time, extend a thank you to Ray Threlkeld, Doug Hurst, and in particular, Denis Laviolette for his many contributions as co-founder of New Found and his integral role in the Queensway discovery.”

Paul Huet, Independent Chairman of New Found, stated: “I’m thrilled to join New Found at such a pivotal moment. Having led teams that transformed exploration companies into billion-dollar producers, I recognize the immense potential here. New Found's vision, strategic approach, and the strength of the Queensway discovery make this an exciting challenge, and I’m eager to help take the project to new heights.”

Eric Sprott, shareholder of New Found, stated: “Having followed Paul’s career closely, I know his passion, operational expertise, and strategic vision are second to none. His leadership has consistently delivered outstanding results, and I am excited to see him bring that same level of commitment and success to New Found.”

New Directors

Paul Huet, Independent Chairman

Paul Huet is CEO of Americas Gold and Silver. He was previously Chairman and CEO of Karora Resources Inc. from 2019 to 2024 until its acquisition by Westgold Resources Limited for $1.3-billion. Prior to that, he was President, Chief Executive Officer and Director of Klondex Mines from 2012 to 2018, until its acquisition by Hecla Mining Company for $700-million. Mr. Huet has a strong command of capital markets and has served in all levels of engineering and operations of Mining. Mr. Huet graduated with Honors from the Mining Engineering Technology program at Haileybury School of Mines in Ontario, and successfully completed the Stanford Executive program at the Stanford School of Business. In 2013, Mr. Huet was nominated for the Premier’s Award in Ontario for outstanding College graduates; he is currently a member of OACETT as an applied Science Technologist and an Accredited Director.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

William Hayden

William Hayden has served as a Director of Ivanhoe Mines since March 2007. He is a geologist with more than 38 years of experience in the mineral exploration industry, much of it gained in Africa and the Asia-Pacific region. His involvement with the current Ivanhoe Mines began in 1998; he served as first President of the corporate predecessor, African Minerals, from May 1998 to November 2001 – and as a Director from 1998 to 2002. (African Minerals, which evolved to Ivanplats, subsequently assumed the Ivanhoe Mines name in 2013.) Mr. Hayden has worked in a management capacity with several exploration and mining companies in Australia and internationally since 1986. He was President and a director of Ivanhoe Philippines from July 2005 to December 2011, when it was a subsidiary of the original Ivanhoe Mines (renamed Turquoise Hill Resources in 2012). He holds a Bachelor of Science (Hons), Geology, from Sierra Nevada College, Nevada, USA.

Melissa Render

Melissa Render has served as VP of Exploration for New Found Gold since 2021. She is an exploration geologist with 10+ years of experience focused on orogenic gold. Melissa managed exploration projects worldwide from grassroots to advanced stages in greenstone belts, including the Abitibi, Eastern Goldfields, Hope Bay, Central Lapland and Banfora for Kinross Gold, AngloGold Ashanti, and TMAC Resources. She spent 3 years as a consultant specializing in target generation, 3D modelling, data management, and exploration program design.

Annual General Meeting

In addition, resolutions regarding the following matters were passed at the Meeting:

•	fixing the number of directors at five;
•	appointing KPMG LLP, Chartered Professional Accountants, as auditor of the Company at a remuneration to be fixed by the Board; and
•	approving the 10% “rolling” stock option plan of the Company.

The Meeting did not consider any matters that were not presented in the management information circular dated October 18, 2024, that was issued in connection with the Meeting.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $28 million as of December 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the merits and potential of the Queensway Project; exploration, drilling and mineralization on the Queensway Project; mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC